McKesson Corporation (MCK)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
McKesson Shareholder since 2010

Please support proposal topic that won near majority support at the 2017 McKesson annual meeting:

Proposal 4 – Adopt a Mainstream Shareholder Right – Written Consent

Shareholders request that our board of directors take the necessary steps to permit written consent by the shareholders entitled to cast the minimum number of votes that would be necessary to authorize an action at a meeting at which all shareholders entitled to vote thereon were present and voting.

This proposal topic won 79%-support at Xerox and 95%-support at Dover Corporation.

This proposal won 46% shareholder support at our 2017 annual meeting. There are 2 ways that this 46% vote can be considered a majority vote. The 46% vote represented a majority vote from the shares that had access to non-biased proxy voting advice. Management got a free ride in 2017 on the backs of small shareholders who do not have access to non-biased proxy voting advice and are forced to rely on the the anti shareholder rights management bias.

Also management leaned on shareholders in 2017 to prevent a majority vote. Management put its hand on the scale in 2017 by distributing glossy advertisements resisting the written consent proposal shortly before the 2017 annual meeting.

Management promotes the fallacy that shareholders should be restricted to only one formal means to raise an issue between annual meetings, the calling of a special shareholder meeting.

Management now suspiciously claims that it is more in favor of a special shareholder meeting at a time that shareholder meetings are losing their impact with the onslaught of online shareholder meetings. For instance the 2021 Kohl’s annual meeting was wrapped up in 9-minutes. There can be no deliberation in a 9 minutes meeting that covers 4 topics. An example of the dominance and control that McKesson management can now exert at an online special shareholder meeting is “trailblazing” AT&T which would not even let shareholders speak at 2 consecutive online shareholder meetings.

Written consent is super democratic because if a shareholder does not support the written consent topic the shareholder does not have to do anything and it counts as an against vote. This is in contrast to a shareholder meeting, where shareholder support or shareholder opposition, counts for nothing unless a McKesson shareholder makes the effort to vote.

The shareholders supporting written consent could only accomplish their objective if 63% of the McKesson shares that normally vote at our annual meeting give approval. In resisting this proposal management is opposed to listening to the voice of 63% of shares.

Plus McKesson management failed to mention that McKesson has carte blanche to ignore other so-called effective means for shareholders to express their views.

Management promotes the fallacy that shareholders should be complacent in improving our corporate governance and management accountability to shareholders with this proposal simply because management merely has some of the average governance practices that most other companies have.

Please support proposal topic that won near majority support at the 2017 McKesson annual meeting

Proposal 4 – Adopt a Mainstream Shareholder Right – Written Consent

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.